1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

March 14, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Terri Jordan, Jennifer Palmer

Re:	Franklin BSP Lending Corporation, et al.
Request to Withdraw Application for Exemptive Relief, File Nos. 812-15389 and 803-00254, filed on September 29, 2022 and Amendment to Application for Exemptive Relief, File No. 812-14601, filed on June 14, 2022

Ladies and Gentlemen:

On behalf of Franklin BSP Lending Corporation and the other applicants (collectively, the “Applicants”), we request the withdrawal of (1) the application for an order to amend a prior order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act, File Nos. 812-15389 and 803-00254, filed on September 29, 2022 (the “Application”) and (2) the amendment to the application for an order pursuant to sections 17(d) and 57(i) of 1940 Act, and rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act, File No. 812-14601 filed on June 14, 2022 (the “Amendment”).

The Applicants believes that withdrawal of the Application and the Amendment is consistent with the public interest and the protection of investors. The Applicants are withdrawing the Application and the Amendment at the request of the staff of the Securities and Exchange Commission in order to refile an application to amend a prior order under a new file number that requests exemptive relief under the 1940 Act only (the “Amended Order Application”) and because the Amendment should have initially been filed in the form of an application for an order to amend a prior order rather than an amendment to a prior order.

March 14, 2023 Page 2

The Company will file the Amended Order Application concurrently with the filing of this request.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any questions, please contact the undersigned at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your attention to this matter.

Sincerely,

/s/ Matthew J. Carter

Matthew J. Carter

cc:	Richard J. Byrne, Benefit Street Partners, L.L.C. Thomas J. Friedmann, Dechert LLP Jonathan H. Gaines, Dechert LLP